SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 05 May 2023

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2023 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 5 May 2023.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2022	139,307,002	99.99	11,249	0.01	139,318,251	81.03%	542,818
2	Directors' Remuneration Policy	103,155,928	74.85	34,661,408	25.15	137,817,336	80.16%	2,043,591
3	Directors' Remuneration Report 2022	103,932,823	76.94	31,147,109	23.06	135,079,932	78.57%	4,780,994
4	Declaration of final dividend	139,819,948	100	2,455	0.00	139,822,403	81.33%	38,666
5(a)	Election of Michael Glover as a Director	139,753,265	99.96	62,019	0.04	139,815,284	81.32%	45,785
5(b)	Election of Byron Grote as a Director	132,409,424	94.71	7,402,985	5.29	139,812,409	81.32%	48,658
5(c)	Election of Deanna Oppenheimer as a Director	133,430,934	95.44	6,381,526	4.56	139,812,460	81.32%	48,608
5(d)	Re-election of Graham Allan as a Director	136,024,914	97.29	3,788,504	2.71	139,813,418	81.32%	47,651
5(e)	Re-election of Keith Barr as a Director	139,792,457	99.98	23,538	0.02	139,815,995	81.32%	45,074
5(f)	Re-election of Daniela Barone Soares as a Director	138,774,623	99.26	1,038,016	0.74	139,812,639	81.32%	48,430
5(g)	Re-election of Arthur de Haast as a Director	139,786,319	99.98	26,253	0.02	139,812,572	81.32%	48,497
5(h)	Re-election of Duriya Farooqui as a Director	139,541,235	99.81	271,407	0.19	139,812,642	81.32%	48,427
5(i)	Re-election of Jo Harlow as a Director	132,320,376	96.56	4,720,631	3.44	137,041,007	79.71%	2,820,061
5(j)	Re-election of Elie Maalouf as a Director	139,705,375	99.92	110,330	0.08	139,815,705	81.32%	45,363
5(k)	Re-election of Sharon Rothstein as a Director	139,557,460	99.82	256,271	0.18	139,813,731	81.32%	47,338
6	Re-appointment of Auditor	139,375,662	99.68	446,765	0.32	139,822,427	81.33%	38,642
7	Remuneration of Auditor	139,785,416	99.98	33,445	0.02	139,818,861	81.33%	42,064
8	Political Donations	136,302,997	97.50	3,495,090	2.50	139,798,087	81.31%	62,982
9	Adoption of new Deferred Award Plan rules	137,687,130	98.49	2,113,639	1.51	139,800,769	81.32%	60,299
10	Allotment of shares	133,330,227	95.36	6,489,694	4.64	139,819,921	81.33%	41,146
11	Disapplication of pre-emption rights	135,593,110	96.99	4,201,546	3.01	139,794,656	81.31%	66,267
12	Further disapplication of pre-emption rights	130,569,021	93.68	8,809,952	6.32	139,378,973	81.07%	482,094
13	Authority to purchase own shares	139,261,984	99.61	549,422	0.39	139,811,406	81.32%	49,663
14	Notice of General Meetings	131,432,772	94.00	8,386,366	6.00	139,819,138	81.33%	41,930

The Board notes that 25.15% of shareholders voted against the Directors' Remuneration Policy (DRP) (Resolution 2) and 23.06% against the 2022 Directors' Remuneration Report (DRR) (Resolution 3).

The Remuneration Committee Chair's statement accompanying the DRP contained the background and rationale for the updates to the DRP. The DRR included a detailed narrative on the Remuneration Committee reasoning and considerations in the determination of the 2022 Executive Director pay outcomes.

The Board recognises that there exists a range of views across the shareholder base in relation to the approach to Executive Director pay.

In late 2022 and early 2023, the Remuneration Committee consulted extensively with shareholders and the major proxy agencies on the key features of the DRP and the decisions in relation to 2022 pay outcomes. The consultation included engaging with around 60% of the ownership of the Company. All of IHG's 10 largest shareholders voted in support of the DRP; of IHG's 25 largest holders, there were only 3 who voted against.

The Board will engage further with ISS and shareholders who voted against these resolutions in the coming months in accordance with the UK Corporate Governance Code. As part of this process, the Board will seek to understand more about the reasons behind the ISS recommendation and shareholder votes against the DRP and DRR. An update will be provided within six months of the 2023 Annual General Meeting.

Notes:

1.   The 'For' vote includes those giving the Chair discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 11 to 14 are special resolutions.

4.   IHG's total issued share capital consists of 179,431,083 ordinary shares of 20 340/399 pence each, of which 7,506,782 ordinary shares are held in treasury. The total number of voting rights in the Company is 171,924,301.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Amy Shields (+44 (0)7881 035 550); Alex O'Neil (+44 (0)7407 798 576)

About IHG Hotels & Resorts

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,900 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2023